KH 4/23



SECU[illegible]SSION

12060836



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-68180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coltin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Madison Avenue

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Jaeger 646-546-5013

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP

(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2012 REGISTRATIONS BRANCH 12

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/23

OATH OR AFFIRMATION

I, Bruce Jaeger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coltin Securities, LLC [redacted], as of December 31, 2011, are true and correct. I [redacted]) that neither the company nor any partner, proprietor, principal officer or director has any propriet[redacted]unt classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALEX E. ZHAO
Notary Public, State of New York
No. 01ZH6188319
Qualified in Kings County
Commission Expires June 09, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLTIN SECURITIES, LLC

REPORT ON AUDIT OF
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

COLTIN SECURITIES, LLC

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member of
Coltin Securities, LLC

We have audited the accompanying statement of financial condition of Coltin Securities, LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Coltin Securities, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

MZBW, LLP

New York, New York
February 23, 2012

COLTIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 102,056
Organization costs, net of accumulated amortization of $25,000	25,000
Prepaid expenses and other assets	23,118
Total Assets	$ 150,174

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 15,950
Member's equity	134,224
Total Liabilities and Member's Equity	$ 150,174

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Coltin Securities, LLC (the "Company") was organized as a limited liability company on February 2, 2009 under the laws of the State of Delaware and is subject to the provisions of the Delaware Limited Liability Company Act. The Company began business operations in May 2009. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on October 14, 2009. The Company is a single member limited liability company and continues indefinitely until it is terminated. The Company serves as a private placement agent and finder regarding private placement of securities and provides consulting services regarding mergers and acquisitions transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements. However, the Company is liable for NYC Unincorporated Business taxes.

The provision for New York City Unincorporated Business taxes consists of the following:

Current	$ 7,872
Deferred	(7,452)
	$ 420

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

b) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

c) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

d) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital was $84,065 which was $79,065 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .19 to 1.

COLTIN SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2011

4. COMMITMENTS AND CONTINGENCIES

The Company occupies its facility pursuant to a lease which expires September 30, 2012. The Company currently renews the lease in six month intervals. Rent expense charged to operations during 2011 was $51,764 and includes the tenant's share of overhead assessed by the landlord.

Future minimum annual rental payments required under the lease are as follows:

Year Ended December 31,	
2012	$ 32,913

5. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2011 that would require recognition or disclosure in the financial statements.